HCI Group, Inc.
3802 Coconut Palm Drive
Tampa, Florida 33619

September 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Aisha Adegbuyi

Re:	HCI Group, Inc.
Registration Statement on Form S-3
Filed September 8, 2023
File No. 333-274424

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, HCI Group, Inc., hereby requests that the above-referenced Registration Statement on Form S-3 be declared effective at 4:30 p.m., Eastern Standard Time, on Thursday, September 28, 2023, or as soon as practicable thereafter. The Registrant respectfully requests that you notify Curt Creely of Foley & Lardner LLP of such effectiveness by a telephone call to (813) 225-4122.

Very truly yours,

HCI GROUP, INC.

By:	/s/ Andrew Graham
Andrew Graham
General Counsel